Exhibit 8

[Letterhead of Vorys, Sater, Seymour and Pease LLP]

August 2, 2013

Croghan Bancshares, Inc.

323 Croghan Street

Fremont, Ohio 43420

Ladies and Gentlemen:

You have requested our opinion as to the material U.S. federal income tax consequences of the merger (the “Merger”) of Indebancorp, an Ohio corporation (“Indebancorp”), with and into Croghan Bancshares, Inc., an Ohio corporation (“CBI”), pursuant to the Agreement and Plan of Merger, dated as of June 20, 2013, by and between CBI and Indebancorp (the “Agreement”). All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Agreement.

In rendering this opinion, we have examined the originals or certified, conformed, or reproduction copies of, and have relied, with your permission, upon the accuracy of, without independent verification or investigation: (i) the Agreement, (ii) the statements and representations contained in: (a) the certificate of representations of CBI, executed by a duly authorized officer of CBI and dated as of the date hereof, and (b) the certificate of representations of Indebancorp, executed by a duly authorized officer of Indebancorp and dated as of the date hereof (collectively, the “Certificates”), (iii) the Registration Statement of CBI on Form S-4, and the joint proxy statement of Indebancorp and CBI and the prospectus of CBI included therein, filed with the Securities and Exchange Commission (the “SEC”) on the date hereof (collectively, the “Registration Statement”), and (iv) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below.

In connection with our review of the Agreement, the Certificates, the Registration Statement, and the other documents referenced above, we have assumed the genuineness of all signatures, the authenticity of all items submitted to us as originals, the uniformity with authentic originals of all items submitted to us as copies, and the conformity to final versions of all items submitted to us in draft version. We also have assumed, without independent verification or investigation, that: (i) we have been provided with true, correct, and complete copies of all such documents, (ii) none of such documents has been amended or modified, (iii) all such documents are in full force and effect in accordance with the terms thereof, (iv) there are no other documents which affect the opinion hereinafter set forth, and (v) the documents reviewed by us reflect the entire agreement of the parties thereto with respect to the subject matter thereof. In addition, we assume that all representations made to the knowledge of any person or entity or with similar qualification are, and will be as of the Effective Time, true and correct as if made without such qualification and that neither CBI nor Indebancorp will notify us at or before the Effective Time that any statement or representation made in a Certificate is no longer complete and accurate. Finally, we assume that any holder of

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Indebancorp Common Shares (as defined below) that has asserted, as of the Effective Time, dissenters’ rights will receive, pursuant to statutory procedures, an amount per Indebancorp Common Share that will not materially exceed the Cash Exchange Amount (as defined below). All assumptions described above have been made with your permission.

Our opinion is based on the understanding that the relevant facts are, and will be as of the Effective Time, as set forth in this opinion. If this understanding is incorrect or incomplete in any respect, our opinion may be affected. Our opinion also is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder, case law, and rulings of the Internal Revenue Service (the “IRS”) as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after any such change, our opinion would not be different. Our opinion is not binding on the IRS or the courts, and no ruling has been, or will be, requested from the IRS as to any federal income tax consequence described below.

DESCRIPTION OF THE MERGER

The Merger shall become effective, subject to the satisfaction or waiver of the conditions set forth in the Agreement, upon the latest to occur of (i) the filing of a certificate of merger with the Secretary of State of the State of Ohio or (ii) such later date and time as may be set forth in such certificate of merger (the “Effective Time”). As a result of the Merger, CBI will be the surviving corporation, and the separate corporate existence of Indebancorp will cease.

As of June 20, 2013, the authorized capital stock of Indebancorp consisted solely of (i) 5,000,000 shares of common stock, par value $.01 per share (“Indebancorp Common Shares”), of which 519,082 shares were issued and outstanding, and (ii) 1,000,000 shares of serial preferred stock, no par value, none of which were outstanding. As of June 20, 2013, 14,166 Indebancorp Common Shares were held, directly or indirectly, by Indebancorp as treasury stock.

At the Effective Time, each Indebancorp Common Share issued and outstanding as of the Effective Time (excluding Treasury Shares, any Indebancorp Common Shares held by CBI, and Dissenting Shares, as discussed below) shall be converted into the right to receive, without interest, either (i) 1.63 shares of common stock, par value $12.50 per share, of CBI (such shares, “CBI Common Shares,” and such ratio, the “Share Exchange Ratio”) or (ii) $55.00 in cash (the “Cash Exchange Amount”). Each holder of Indebancorp Common Shares shall have the right to submit an election either (i) to have such holder’s Indebancorp Common Shares converted into CBI Common Shares at the Share Exchange Ratio (the “All Stock Election”), (ii) to have such holder’s Indebancorp Common Shares converted into cash based on the Cash Exchange Amount (the “All Cash Election”), or (iii) to have 70% of such holder’s

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Indebancorp Common Shares converted into CBI Common Shares at the Share Exchange Ratio and 30% of such holder’s Indebancorp Common Shares converted into cash based on the Cash Exchange Amount (the “Mixed Election”). If a holder of Indebancorp Common Shares does not submit an election, such holder’s Indebancorp Common Shares shall be converted into CBI Common Shares, cash, or any combination of CBI Common Shares and cash as determined by CBI, or, at CBI’s direction, by the Exchange Agent, at the Share Exchange Ratio and based on the Cash Exchange Amount, as applicable.

The aggregate consideration for the Merger shall be a mixture of CBI Common Shares and cash, with (i) 70% of the issued and outstanding Indebancorp Common Shares being converted into CBI Common Shares and (ii) 30% of the issued and outstanding Indebancorp Common Shares being converted into cash (including Dissenting Shares). CBI or the Exchange Agent shall allocate Indebancorp Common Shares pro rata among holders of Indebancorp Common Shares who do not submit elections in order to (i) achieve the overall ratio described in the preceding sentence and (ii) satisfy the elections made by holders of Indebancorp Common Shares to the greatest extent possible subject to such overall ratio. If, after making the allocation described in the second sentence of this paragraph, the total number of Indebancorp Common Shares that have been deposited for cash plus the total number of Dissenting Shares is more than 30% of the total number of Indebancorp Common Shares (a “Cash Oversubscription”), CBI will eliminate or cause to be eliminated by the Exchange Agent from the shares deposited pursuant to the All Cash Election, and will add or cause to be added to the shares deposited for CBI Common Shares, on a pro rata basis in relation to the total number of shares deposited pursuant to the All Cash Election, such whole number of shares as is necessary to achieve, as nearly as practicable, the overall ratio described in the first sentence of this paragraph. If, after making the allocation described in the second sentence of this paragraph, the total number of Indebancorp Common Shares that have been deposited for cash plus the total number of Dissenting Shares is less than 30% of the total number of Indebancorp Common Shares (a “Stock Oversubscription”), CBI will eliminate or cause to be eliminated by the Exchange Agent from the shares deposited pursuant to the All Stock Election, and will add or cause to be added to the shares deposited for cash, on a pro rata basis in relation to the total number of shares deposited pursuant to the All Stock Election, such whole number of shares as is necessary to achieve, as nearly as practicable, the overall ratio described in the first sentence of this paragraph.

CBI may, at its sole option, waive a Cash Oversubscription or Stock Oversubscription, in which case (i) no reduction or increase in the shares deposited for cash shall be made and (ii) the overall ratio described in the preceding paragraph shall be adjusted accordingly to reflect such waiver. However, CBI shall not waive a Cash Oversubscription if such waiver would either (i) prevent us and/or tax counsel to Indebancorp from rendering the tax opinion(s) required as a condition to the closing of the Merger (as discussed below) or (ii) require an increase in the Share Exchange Ratio as discussed below in order for us and/or tax counsel to Indebancorp to render such tax opinion(s).

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If (i) the average closing price of CBI Common Shares for a specified pre-closing period is less than $26.00 and (ii) CBI Common Shares underperform compared to a specified peer-group index by more than 20%, Indebancorp will have the right to terminate the Agreement. CBI, however, will have the option to increase the Share Exchange Ratio to a specified level, in which case the Agreement will not terminate.

If we and/or tax counsel to Indebancorp determine that we and/or they cannot render the tax opinion(s) required as a condition to the closing of the Merger as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles, then CBI may, at its sole option, increase the Share Exchange Ratio to the minimum extent necessary to enable such tax opinion(s) to be rendered. If CBI does not elect to make such increase, the Agreement will automatically terminate.

The Share Exchange Ratio shall be adjusted proportionally to reflect any change in the number of issued and outstanding CBI Common Shares, subsequent to the date of the Agreement but prior to the Effective Time, as a result of a stock split, stock dividend, recapitalization, reclassification, split up, combination, exchange of shares, readjustment or similar transaction.

At the Effective Time, any Indebancorp Common Shares held by Indebancorp or any subsidiary of Indebancorp, or by CBI or any subsidiary of CBI, in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith, shall be canceled and retired, and no consideration shall be issued in exchange therefor.

No fractional CBI Common Shares and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, each holder of Indebancorp Common Shares who otherwise would be entitled to receive a fractional CBI Common Share shall receive an amount of cash equal to the product of (i) the fractional CBI Common Share to which such holder otherwise would be entitled (after taking into account all Indebancorp Common Shares held at the Effective Time by such holder), multiplied by (ii) the average closing price of CBI Common Shares for a specified pre-closing period.

The holders of Dissenting Shares shall be entitled only to such cash payments of fair value to which such Dissenting Shares are entitled pursuant to Section 1701.85 of the Ohio Revised Code.

Each of CBI’s and Indebancorp’s obligations to effect the Merger is conditioned upon the fulfillment or written waiver prior to the Effective Time of certain conditions, including, without limitation, (i) Indebancorp’s receipt of a tax opinion of Shumaker, Loop &

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Kendrick, LLP, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and (ii) CBI’s receipt of our tax opinion, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

OPINION

Based upon the foregoing, we are of the opinion that, under current law:

1. The Merger will be a reorganization within the meaning of Section 368(a) of the Code. CBI and Indebancorp each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by CBI or Indebancorp as a result of the Merger.

3. The tax basis of the assets of Indebancorp in the hands of CBI will be the same as the tax basis of such assets in the hands of Indebancorp immediately prior to the Merger.

4. The holding period of the assets of Indebancorp to be received by CBI will include the period during which such assets were held by Indebancorp.

5. A holder of Indebancorp Common Shares receiving solely CBI Common Shares in exchange therefor (not including any cash received in lieu of fractional CBI Common Shares) will recognize no gain or loss upon the receipt of such CBI Common Shares.

6. A holder of Indebancorp Common Shares receiving solely cash in exchange therefor (as a result of dissenting to the Merger or making the All Cash Election) will recognize gain or loss as if such holder had received such cash as a distribution in redemption of such holder’s Indebancorp Common Shares, subject to the provisions and limitations of Section 302 of the Code.

7. A holder of Indebancorp Common Shares receiving both cash and CBI Common Shares in exchange therefor (other than any cash received in lieu of fractional CBI Common Shares) will recognize gain, but not loss, in an amount not to exceed the amount of cash received (excluding any cash received in lieu of fractional CBI Common Shares). For purposes of determining the character of this gain, such holder will be treated as having received only CBI Common Shares in exchange for such holder’s Indebancorp Common Shares and as having redeemed immediately a portion of such CBI Common Shares for the cash received (excluding any cash received in lieu of fractional CBI Common Shares). Unless the

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redemption is treated as a dividend under the principles of Section 302(d) of the Code (to the extent of such holder’s ratable share of the undistributed earnings and profits of Indebancorp), the gain will be capital gain.

8. A holder of Indebancorp Common Shares receiving cash in lieu of a fractional CBI Common Share will recognize gain or loss as if such fractional CBI Common Share were distributed as part of the Merger and then redeemed by CBI, subject to the provisions and limitations of Section 302 of the Code.

9. The aggregate tax basis of the CBI Common Shares received by a holder of Indebancorp Common Shares in the Merger (including fractional CBI Common Shares, if any, deemed to be issued and redeemed by CBI) generally will be equal to the aggregate tax basis of the Indebancorp Common Shares surrendered in the Merger, reduced by the amount of cash received by such holder in the Merger (other than any cash received in lieu of fractional CBI Common Shares), and increased by the amount of gain recognized by such holder in the Merger (including any portion of the gain that is treated as a dividend, but excluding any gain or loss resulting from the deemed issuance and redemption of fractional CBI Common Shares).

10. The holding period of the CBI Common Shares received by a holder of Indebancorp Common Shares in the Merger (including fractional CBI Common Shares, if any, deemed to be issued and redeemed by CBI) will include the period during which the Indebancorp Common Shares surrendered in exchange therefor were held.

* * *

Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

Furthermore, our opinion does not address any federal income tax consequences of the Merger that may be relevant to a holder of Indebancorp Common Shares in light of that holder’s particular status or circumstances, including, without limitation, holders that are: (i) foreign persons, (ii) insurance companies, (iii) financial institutions, (iv) tax-exempt entities, (v) retirement plans, (vi) broker-dealers, (vii) persons subject to the alternative minimum tax, (viii) persons whose Indebancorp Common Shares were acquired pursuant to the exercise of employee stock options, stock purchase plans, or otherwise as compensation, (ix) persons who receive CBI Common Shares other than in exchange for Indebancorp Common Shares, (x) persons who hold Indebancorp Common Shares as part of a hedge, straddle, constructive sale, conversion, or other risk-reduction transaction, (xi) persons who hold Indebancorp

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Common Shares other than as capital assets, (xii) expatriates or persons who have a functional currency other than the U.S. dollar, (xiii) pass-through entities and investors in such entities, (xiv) traders in securities that elect to use the mark-to-market method of accounting, (xv) real estate investment trusts, and (xvi) regulated investment companies. We undertake no responsibility to update this opinion.

The opinion expressed herein is furnished specifically for you and your shareholders, and may not be relied upon, assigned, quoted, or otherwise used in any manner or for any purpose by any other person or entity without our specific prior written consent. Notwithstanding the preceding sentence, we hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement, and to the references to our firm in the Registration Statement under the captions “The Proposed Merger – Material U.S. Federal Income Tax Consequences of the Merger,” “The Merger Agreement – Conditions to Consummation of the Merger,” and “Legal Matters.” In giving such consent, we do not thereby admit that we fall within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Respectfully,

/s/ Vorys, Sater, Seymour and Pease LLP

VORYS, SATER, SEYMOUR AND PEASE LLP